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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November 2002

SONERA CORPORATION

(Translation of registrant's name into English)

Teollisuuskatu 15
FIN-00510 Helsinki, Finland
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F /x/        Form 40-F / /

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes / /        No /x/

        This report on Form 6-K is hereby incorporated by reference in the registration statement on Form F-4 of Telia AB (Registration Statement No. 333-100213).

        This report on Form 6-K contains a press release dated November 26, 2002 announcing TWO SONERA EXECUTIVES IN PRE-TRIAL DETENTION.

1(1)

SONERA CORPORATION
STOCK EXCHANGE RELEASE

November 26, 2002, at 11.40 a.m.

TWO SONERA EXECUTIVES IN PRE-TRIAL DETENTION

        The District Court of Helsinki has today authorized the pre-trial detention of Jari Jaakkola, Executive Vice President and member of Sonera's Executive Management Team, who has been responsible for Corporate Communications and IR, and who was arrested on Friday, November 22, 2002. The Court also authorized the pre-trial detention of Henri Harmia, Vice President and head of the Integration Office, who was arrested on Friday. The reason for the pre-trial detention is that they are suspected on reasonable grounds for gross violation of secrecy of communications. Both of them have been relieved of their duties for the time being.

        At present, four Sonera employees are kept in pre-trial detention, as they are suspected on reasonable grounds for gross violation of secrecy of communications. The District Court of Helsinki released today one Sonera employee who had been arrested earlier this month.

SONERA CORPORATION

Harri Koponen
President & CEO

DISTRIBUTION:
HEX
Major media

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 27, 2002
SONERA CORPORATION
	By:	/s/ JYRKI KARASVIRTA Jyrki Karasvirta Vice President, Acting Head of Corporate Communications
	By:	/s/ MAIRE LAITINEN Maire Laitinen General Counsel

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SONERA CORPORATION STOCK EXCHANGE RELEASE November 26, 2002, at 11.40 a.m.
TWO SONERA EXECUTIVES IN PRE-TRIAL DETENTION
SIGNATURES